CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

June 9, 2005


05008891

SUPPL

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549

Re: Communication File Number is 82-34732

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), is an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 03/22/05 – *New Alcohol-Free Wine Extracts Open Doors to New Opportunities*
- 04/06/05 – *Chr. Hansen Opens New Office in Bogota, Columbia*
- 04/20/05 – *Chr. Hansen Supports Innovation through Sponsorships*
- 04/27/05 – *Six-Month Report (Q2) 2004/05 for the Chr. Hansen Group*
- 04/29/05 – *Chr. Hansen Holding A/S Sells Its Food Ingredients Activities to PAI Partners for DKK 8.2 Billion*
- 05/17/05 – *Chr. Hansen Obtains Final EU-Registration of BioPlus® 2B for Turkeys*
- 05/27/05 – *ALK-Abelló A/S Enters France by Acquiring Allerbio S.A.*
- 05/31/05 – *Report on the Extraordinary General Meeting of Chr. Hansen Holding A/S Held on May 31, 2005*
- 06/01/05 – *New Culture is Bad News for Feared Food Bug*

CHR HANSEN

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,



Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

BS:gem
Enclosures


Improving the quality of food and health
for people all over the world

New alcohol-free wine extracts open doors to new opportunities

22-03-2005



Chr. Hansen has developed a new line of wine extracts, the Classico and Comtempo range. These new products are specifically developed for the prepared food industry and designed with a strong focus on global reach while providing customers with more choices.

"With the launch of this new global range of wine extracts we hope to assist our customers in the prepared food industry in leveraging global capabilities," states Olivier Kapetanakos, Vice President Business Development Flavors for Chr. Hansen

The Classico and Contempo range addresses the needs of customers who are seeking innovative products and concepts, reducing their current cost on wine purchases and providing a simple, easy to use product. Wine extracts are derived from the further processing of wine, and provide value in a variety of ways. To the customer, the standardized product offers consistent quality without the seasonal variations found in wine.

The Classico and Contempo wine extracts offer customers a cost effective alternative to using and reducing wine, and provide a cooked, strong oak with a mild hint of fruity (raisin) like note in the end product. The wine extracts can be used in a wide variety of applications ranging from soups, sauces, and entrees to desserts and confectionery.

"Our wine extracts offer the customer a natural, cost effective, and production friendly ingredient," states Otis Curtis, Director of Marketing for Meat and Prepared Foods for Chr. Hansen in North America. "Customers can be assured of consistent flavor and color every time they use our extracts."

Since the Classico and Contempo wine extracts are de-alcoholised, customers do not need a liquor license or locked storage. An additional advantage for the food manufacturer is that the products can be labeled as "wine extract."

For more info please contact:
Nachi Adaikalavan, Global Marketing Manager
Phone: +45 45 74 73 52
Email: NAdaikalavan@chr-hansen-us.com

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CHR HAN

Chr. Hansen opens new office in Bogota, Colombia

06-04-2005

Lea el Comunicado de Prensa en Español



When the silk ribbon is cut to mark the opening of Chr. Hansen's new office in Bogota on Wednesday, 6 April, the ingredients company will be taking another big leap forward to serve the increasing number of customers in Colombia, Ecuador and Venezuela.

"Our vision is to improve the quality of food and health for people all over the world. This is an area in which our company has a lot to offer, and certainly this is also applicable to Co-lombia. We are up to the challenge, especially in terms of bringing our concepts of natural food ingredients to the local market, where we expect to apply our wealth of ideas to match the unique food and taste preferences of our Colombian customers, " says Erik Sørensen, President and CEO of Chr. Hansen.



Closer to the Customers

Chr. Hansen's strategy is to become the first player in this new and very promising Colom-bian market. Therefore, it has been decided to end many years of productive cooperation with the local distributors; and to set up a full-fledged daughter company, complete with storage facilities, laboratories and sales infrastructure that includes technical support.

"We want to be closer to our customers so that we can develop local solutions using local labor to meet local needs. We firmly believe that the time is ripe for investment, which augurs well as an opportunity to achieve further and sustained growth. The Colombian food industry is one of the largest in the region, and this provides prospects for highly skilled local labor and opens the door for significant business opportunities," says Jan Boeg Hansen, Group Vice President for Chr. Hansen.

Investing to grow

"The past three years have certainly been tough, but the South American economy is begin-ning to pick up speed again," says Mr. Hansen.

To this end Chr. Hansen last year experienced 20 per cent growth in business in Brazil and Argentina combined. And this at a time where many foreign investors fled the region.

"Chr. Hansen is doing just the opposite and is investing to strengthen growth. A brand new expansion of the plant in Quilmes near Buenos Aires has just added another 2.000 square meters of laboratories, office space and a pilot plant. And in Bogota, a new office will open to serve the increasing number of customers in Colombia, Ecuador and Venezuela," Jan Boeg Hansen concludes.

For more information please contact
Lars Wodschow, PR & Communication Manager, Chr. Hansen
Phone: +45 45 74 76 20 / mob: +45 40 97 81 93
Email: Lars.Wodschow@dk.chr-hansen.com

Jan Boeg Hansen, Group Vice President, Chr. Hansen
Phone: +45 45 74 74 01 / mob: +45 29 29 56 56
Email: JanBoeg.Hansen@dk.chr-hansen.com


Download the press release

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Improving the quality of food and health
for people all over the world

Chr. Hansen supports innovation though sponsorships

20-04-2005

Chr. Hansen has agreed to be among the sponsors of several scientific congresses and symposia this summer. These include the 12th European Conference on Biotechnology (ECB-12), The 8th Symposium on Lactic Acid Bacteria (LAB-8) and the Weurman Flavour Research Symposium. The aim is to establish the best possible environment for innovation and networking.

Vice President, Applied Biotechnology at Chr. Hansen, Eric Johansen, gives the following reason for these sponsorships: "We sponsor international symposia and congresses to support the sharing of knowledge at the cutting edge of science. As a sponsor we contribute to maintaining a high standard for scientific meetings and help establish the best possible environment for innovation, exchange of ideas and networking."

ECB-12


ECB 12
ECB 12
August 2005
Denmark

Through a sponsorship agreement, Chr. Hansen has contributed to realising the visions behind the 12th European Conference on Biotechnology. The conference will address cutting edge research in the fields of modern biology and biotechnology under the theme Bringing Genomes to Life. It takes place 21 - 24. August in Copenhagen.

The European Federation of Biotechnology is the driving force behind The European Congress on Biotechnology, which typically attracts more than a thousand people and is an important forum for international biotechnology research and development.

The 12th European Congress on Biotechnology is organized on behalf of The European Federation of Biotechnology by Danish Biotechnology Forum, Medicon Valley Academy and Danish Society for Biochemistry and Molecular Biology.

LAB-8


SYMPOSIUM ON LACTIC ACID BACTERIA

The 8th Symposium on Lactic Acid Bacteria takes place in the Netherlands from 28. August to 1. September. It is organised under the auspices of the Federation of European Microbiological Societies (FEMS) and the Netherlands Society for Microbiology and will focus on all aspects of lactic acid bacteria. Subjects range from genome analysis to industrial application.

This is by many considered to be the most important meeting for researchers working on lactic acid bacteria and attendance is limited to 600.

In addition to sponsoring this meeting, several Chr. Hansen employees will attend the meeting presenting the latest results in the form of posters and a plenary lecture.

Weurman Flavour Research Symposium


Weurman
flavour research
symposium
ROSKILDE 2005

For the 11th time, the Weurman Flavour Research Symposium will assemble flavor scientists from all over the world. The Symposium has been held every third year since 1975. The scope of the Symposium after 30 years is still to bring together researchers from academia and industry working in the field of flavor science to exchange and discuss recent results and experiences in a unique formal and informal atmosphere. The meeting will take place in Roskilde, Denmark from June 21 to 24.

"By sponsoring these symposia, we hope to become better known in the scientific community. This will increase our possibility to incorporate the latest results in our research and product development activities either through license agreements, joint projects or other forms of collaboration," concludes Eric Johansen.

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Links to events
http://www.ecb12.dk/cms/index.php
http://www.lab8.nl
http://www.weurman2005.kvl.dk/

Contact

For more information please contact
Eric Johansen, Vice President, Applied Biotechnology
Phone: +45 4574 7474
Email: eric.johansen@dk.chr-hansen.com


Dedicated to Value Creation
CHR HAN

Six month report (Q2) 2004/05 for the Chr. Hansen Group

27-04-2005

Bracketed figures refer to comparative figures from last year

ALK-Abelló - Allergy Vaccines

- Renue increased by 10% in local currencies. Overall, exchange rates fell by 1%, and in DKK-terms revenue amounted to DKK 612 million (563)
- EBITA for the core business was DKK 148 million (120)
- Pipeline costs amounted to DKK 87 million (96)
- Total EBITA was DKK 61 million (24)
- For the 2004/05 financial year, organic growth in the core business is still forecast at 8-10%. Pipeline costs are expected to be at the 2003/04 level. Total EBITA is still forecast at a loss of approximately DKK 15 million

Chr. Hansen - Food Ingredients

- Revenue increased by 4% in local currencies. Overall, exchange rates fell by 3%, and in DKK-terms revenue amounted to DKK 1,640 million (1,626)
- The EBITA margin was 9.9% (11.0). EBITA amounted to DKK 163 million (179)
- The free sector cash flow before financial items amounted to DKK 110 million (87)
- For the 2004/05 financial year, the target is still organic growth of 5-6%. Based on the current exchange rates (including a USD exchange rate of USD 1 = DKK 5.70), revenue is still forecast at approximately DKK 3,450 million. The forecast of the EBITA margin is retained at 13.0%

Chr. Hansen Group

- Revenue increased by 5% in local currencies to DKK 2,252 million (2,189)
- Profit from ordinary activities before tax was DKK 140 million (109)
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 84 million (27) including a DKK 15 million write-back attributable to the settlement of the Serbian claim
- Net interest-bearing debt was reduced by DKK 45 million to DKK 2,248 million

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- For the 2004/05 financial year, the forecast of profit from ordinary activities before tax is now DKK 240-260 million against the earlier forecast of DKK 225-245 million as a result of lower net interest and a slightly higher profit in the parent company, Chr. Hansen Holding A/S. This forecast is based on the assumption that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.70

For further information please contact Erik Sørensen, President and CEO
or José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74

 Six month report (Q2) 2004/05

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com Chr. Hansen



Improving the quality of food and health
for people all over the world

Chr. Hansen Holding A/S sells its food ingredients activities to PAI partners for DKK 8.2 billion

29-04-2005

Chr. Hansen Holding has today reached a definitive agreement with PAI partners, a leading European private equity firm, to sell its food ingredients business operating under the name of Chr. Hansen. The total price, which is payable in cash, amounts to DKK 8.2 billion on a cash and debt free basis.

Chr. Hansen is the worldwide leader in natural ingredients to the food industry with global market leadership positions in cultures, enzymes and natural colors and strong positions in flavor solutions. Chr. Hansen also holds strong positions within products encapsulating the health and nutrition benefits of these ingredients to animals and humans.

PAI partners is a leading European private equity firm, which manages and advises dedicated private equity funds with an aggregate equity value of more than EUR 7 billion. PAI partners has a strong track record acquiring companies across Europe and has made several acquisitions in the food and consumer industries.

As a result of the transaction, PAI partners will acquire all of the activities related to food ingredients owned by Chr. Hansen Holding, including the buildings located at the headquarters in Hørsholm, Denmark currently owned by Chr. Hansen Holding and used by Chr. Hansen.

As of today Lars V. Frederiksen, current Executive Vice President, Business Operations, will assume responsibility as CEO of Chr. Hansen and will oversee the transition team. In addition the existing management team comprised of Leif Nørgaard (CFO), Hans Thorkilgaard (Executive Vice President, Global Production and Supply) and Peter Olesen (CSO) will continue under the new ownership.

It is the intention of PAI partners to maintain the decision centre in Hørsholm, Denmark and to grow the business through continued expansion of geographic market coverage, investment in capacity and R&D as well as potential add-on acquisitions.

"We are very pleased with the acquisition of Chr. Hansen. We strongly believe that it is a world-class company with a strong and excellent management. Chr. Hansen enjoys market leading positions in fast-growing markets and a widely recognized technological edge. We fully support the company's strategy and look forward to helping management to grow the business in the years to come", said PAI partners.

The intention to investigate the possibilities for a divestment of Chr. Hansen was announced on November 24, 2004. Since then a structured sales process has been conducted during which a number of potential industrial and financial buyers have been invited to indicate their interest in the possible acquisition of Chr. Hansen.

The outcome of this process is that the Board of Directors of Chr. Hansen Holding, based on an overall assessment of price, terms and deliverability, is of the opinion that the agreement to sell Chr. Hansen to PAI partners is the most attractive option to the shareholders.

Jørgen Worning, Chairman of Chr. Hansen Holding, commented: "I am very satisfied with the overall outcome of the divestment and with the new home we have found for the food ingredients business. The separation of ALK-Abelló and Chr. Hansen will create two strong individual companies benefiting their shareholders, customers and employees".

The agreement with PAI partners is subject to approval by the shareholders of Chr. Hansen Holding and an extraordinary general assembly will be called in the coming weeks.

As part of the agreement Chr. Hansen Holding's main shareholder the Lundbeck Foundation has given an irrevocable undertaking to vote in favour of the transaction at the extraordinary general assembly in respect of its entire shareholding representing 35.2 per cent of the share capital and 64.3 per cent

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of the votes of Chr. Hansen Holding.

The final transfer of shares is subject to customary regulatory approvals and is expected to take place within a few months.

Financial consequences of the sale
Chr. Hansen reported sales for the financial year ended August 31, 2004 of DKK 3,420 million and an EBITDA of DKK 633 million not including lease payments of DKK 31 million to Chr. Hansen Holding pertaining to the buildings in Hørsholm to be transferred in connection with the sale.

Depreciations amounted to DKK 178 million for the financial year ended August 31, 2004, including depreciation of DKK 7 million on the buildings to be transferred as part of the transaction, and amortization of goodwill amounted to DKK 62 million.

In connection with the transaction Chr. Hansen Holding has assumed normal liabilities for representations and warranties towards the buyer for which appropriate reservations will be made.

The sale of the food ingredients activities is expected to result in an extraordinary profit after tax for Chr. Hansen Holding in the financial year ending August 31, 2005 of approximately DKK 4.2 billion after provision for representations and warranties.

Following the sale of the food ingredients activities Chr. Hansen Holding will be a pharmaceutical company focusing on allergy treatment and the prevention of asthma.

The proceeds from the sale of Chr. Hansen will be used to pay down the net interest bearing debt in Chr. Hansen Holding and to support the strong expected growth of the Allergy business in the coming years. Excess capital will be distributed back to shareholders.

Chr. Hansen Holding was advised by Carnegie Investment Banking. PAI partners was advised by Credit Suisse First Boston.

Please direct inquiries about this announcement to
Chairman Jørgen Worning
Phone: +45 45 76 74 05

Please direct inquiries about PAI partners to
Jøp, Ove & Myrthu, attn. Lars Jørgensen
Phone +45 39 27 50 50

or

Hudson Sandler, attn. Noemie de Andia
Phone: +44 207 796 4133

For further information regarding PAI partners please see www.paipartners.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Chr. Hansen obtains final EU-registration of BioPlus® 2B for turkeys

17-05-2005



After reviewing the efficacy documentation submitted by Chr. Hansen, the Commission of the European Union has granted final registration for BioPlus® 2B as a feed additive for turkeys.

The evaluation of BioPlus® 2B in the registration process has been based on scientifically designed trials implemented by independent research institutes and trial farms. The results show significant improvements in production parameters and herewith meet the strict EU re-quirements for approval.

"The balance of the intestinal flora is a key success factor in turkey production. Turkeys are not only sensitive animals and but are difficult and costly to cure once they become diseased," says Peter Kürti, Marketing Manager. Kürti continues: "BioPlus® 2B is a thermo-tolerant in-feed probiotic that beneficially affects the intestinal balance of turkeys and thus improves production results."

"The seal of approval by the EU gives conclusive validation to the benefits of BioPlus® 2B. Chr. Hansen fulfilled the strict documentation requirements of the EU in regards to safety, stability and efficacy, and established BioPlus® 2B as an effective tool for turkey producers, not only in Europe, but also in other regions around the world." concludes Peter Kürti.

Chr. Hansen develops products that improve livestock production through beneficially affect-ing the intestinal balance of farm animals, improving animal production in a natural and sus-tainable way.

For more information on BioPlus® 2B and other Chr. Hansen microbial products for improved animal health and nutrition, please contact:

Peter Kürti, Marketing Manager, Chr. Hansen
Tel.: + 45 45 74 76 87
E-mail: Peter.Kurti@dk.chr-hansen.com

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ALK-Abelló A/S enters France by acquiring Allerbio S.A.

27-05-2005

ALK-Abelló and Allerbio have today entered into an agreement by which ALK-Abelló will buy 100% of the share capital of Allerbio at an undisclosed price.

The agreement represents an important step forward in ALK-Abelló's strategy to be present in the important French market, the second largest immunotherapy market in Europe.

The acquisition is not expected to have an impact on the profit from ordinary activities before tax of Chr. Hansen Holding A/S in the current financial year ending August 31, 2005, as closing is expected to take place during the last quarter of the financial year.

Comments from the management:
Jens Bager, President and CEO of ALK-Abelló: "We are very pleased with the agreement. ALK-Abelló has now become a true European-wide company. With the combined expertise of Allerbio and ALK-Abelló, the company will be stronger and reinforce its market position within immunotherapy in France. Allerbio represents a great platform for the development of the business in France.

Laurence Guerin, Chairman of Allerbio: "We are very happy to join forces with ALK-Abelló. This agreement will allow us to serve our customers even better with an outstanding product portfolio and to secure the long term future of Allerbio."

About Allerbio:
Allerbio is a leading French company in the treatment of respiratory allergies. In 2003/04 the company's net revenue was DKK 117 million (EUR 15.7 million) with an EBIT of DKK 27.4 million (EUR 3.68 million). Allerbio focuses on the French market and employs 186 people. Allerbio is headquartered in Varennes-en-Argonne.

About ALK-Abelló:
ALK-Abelló is the world-leading producer of pharmaceuticals for specific allergy vaccination. The company focuses on curing respiratory allergy and on transforming allergy treatment through the continuous development of more effective and patient-friendly products. Specifically, Grazax®, the first tablet-based vaccine against grass pollen allergy, is currently pending registration with the Swedish authorities and a European launch is expected by the end of 2006.

Headquartered in Hørsholm, Denmark, with subsidiaries in most European countries, the USA and China, ALK-Abelló achieved revenue of more than DKK 1.0 billion (EUR 140 million) in 2003/04.

Hørsholm, May 27, 2005

CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

For further information please contact Jens Bager, President and CEO, ALK-Abelló, phone +45 45 74 74 45 or José A. Moreno, Director Investor Relations and M&A, Chr. Hansen Holding, phone +45 45 74 74 74

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Report on the Extraordinary General Meeting of Chr. Hansen Holding A/S held on May 31, 2005

31-05-2005

The Extraordinary General Meeting of Chr. Hansen Holding A/S today adopted the Board of Directors' proposals

- *that Chr. Hansen Holding A/S sells its food ingredients activities - Chr. Hansen - to PAI partners,*
- that the Board of Directors be authorized until the next annual general meeting to be held in December 2005 to distribute extraordinary dividend,
- that the Chairman of the General Meeting be authorized to register the adopted proposals and to make such amendments and additions as required or recommended by the Danish Commerce and Companies Agency or other authorities as a condition for registration or approval.

Hørsholm, May 31, 2005

CHR. HANSEN HOLDING A/S

Jørgen Worning
Chairman of the Board

Erik Sørensen
President and CEO

For further information please contact Erik Sørensen, President and CEO or José Moreno, Director of Investor Relations and M&A, phone +45 4574 7474.

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CHR HAN

New culture is bad news for feared food bug

01-06-2005

Listeria is a constant worry in the meat and prepared foods industry. Now, producers of salami and other dried fermented sausages are handed a new weapon in the battle against the feared food bug. Chr. Hansen has claimed patent rights for B-LC-20, a natural, bio-protective culture solution.



The meat and prepared foods industry has been engaged in battle with Listeria for years. Now, producers of salami and other dried fermented sausages are handed a new weapon. In close cooperation with the industry, Chr. Hansen has developed and claimed patent protection for B-LC-20 - a natural solution that fights the food bug with lactic acid bacteria.

Marketing Manager Eva Stenby from Chr. Hansen says: "From our daily contacts with the meat and prepared foods industry we realized that Listeria was an increasingly critical issue. A problem many producers have been seeking new solutions against. Now, I am happy to say that we have something exciting to offer."

"B-LC-20 is developed to meet the specific demands of the industry. It is easy to use and does not change the taste or smell of the fermented sausages. The producer will usually not need to make any changes in his sausage recipe," Mrs. Stenby explains.

This makes B-LC-20 a very attractive alternative to the options currently available. These include heat treatment, additives likes potato starch, and increasing fat content or salt levels.

Protect the brand
Chr. Hansen's calculations show that the price of using B-LC-20 amounts to less than half a percent of the sausage sales price. Marketing Manager Eva Stenby says: "Less than half a percent is peanuts compared to the cost producers will incur if forced to destroy a weeks production or even worse make a total recall from the market. Not to mention the catastrophic effects a food scandal can have on the company's image and consumer confidence."

"We expect bio-protection with B-LC-20 to be particularly popular among producers of high quality products with recognized brand names. A brand you have invested time, money and effort in, is a brand definitely worth protecting," the Marketing Manager says.

Chr. Hansen has claimed patent protection for B-LC-20 that is part of the company's SafePro range of bio-protective cultures for meat. The product has been tested by the independent Spanish Institute for Food and Agricultural Research and Technology (IRTA).

Find more info on B-LC-20, food safety trends and facts on www.chr-hansen.com/food safety

Listeria facts:

- Infections caused by Listeria are not as common as for example salmonella infections, but they can be very serious.
- Listeria can cause anything from diarrhoea to blood poisoning or meningitis, just as the bacterium can lead to miscarriages or cause disease in foetuses and newborns.
- Mortality in high risk groups - for example immuno-depressed persons, diabetes patients, elderly or pregnant - is estimated by authorities to be as high as 50 per cent.

More info on Listeria and other foodborne diseases is available on www.chr-hansen.com/food safety

Contact info:

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For information about Chr. Hansen's cultures for meat and food ingredients business, please contact:
Marketing Manager for Meat Cultures Manager Eva Stenby: + 45 4574 8571, eva.stenby@dk.chr-hansen.com or
Journalist Ole Lindhardt: +45 4574 7421, ole.lindhardt@dk.chr-hansen.com

Download the press release

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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